Exhibit 99.1

Company Contact: Xin Lian, Senior Manager China GrenTech Corp. Ltd. Tel: +86 755 2650 3007 E-mail: investor@powercn.com	Investor Relations Contact: David Rudnick, Account Manager CCG Investor Relations Tel: + (1) 646-626-4172 (New York) E-mail: david.rudnick@ccgir.com

China GrenTech Enters Into Definitive Agreement With

Talenthome Management Limited and Xing Sheng Corporation Limited

For “Going Private” Transaction

SHENZHEN, CHINA – January 12, 2012 – China GrenTech Corporation Limited (NASDAQ: GRRF, “GrenTech,” or the “Company”), a leading China-based provider of radio frequency and wireless coverage products and services, today announced that it has entered into an agreement and plan of merger (the “Merger Agreement”) with Talenthome Management Limited (“Parent”), a British Virgin Islands exempted company, and Xing Sheng Corporation Limited (“Merger Sub”), a Cayman Islands exempted company wholly-owned by Parent. Parent is jointly owned indirectly by Mr. Yingjie Gao, the Company’s Chairman and Chief Executive Officer, Ms. Rong Yu, the Company’s Director and Chief Financial Officer, and Ms. Yin Huang (together, the “Buyer Group”). The Buyer Group collectively beneficially owns approximately 41.9% of the Company’s issued and outstanding ordinary shares and intends to finance the merger and the other transactions contemplated by the Merger Agreement through proceeds from a loan facility in the amount of HK$320,000,000 from Guotai Junan Finance (Hong Kong) Limited.

Pursuant to the Merger Agreement, (i) upon the terms and subject to the conditions set forth therein, at the effective time of the merger, Merger Sub will be merged with and into the Company and the Company will become a wholly-owned subsidiary of Parent, and (ii) each ordinary share of the Company (including ordinary shares represented by American Depositary Shares (“ADSs”), each of which represents 25 ordinary shares) issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive US$0.126 (or US$3.15 per ADS) in cash without interest, except for the ordinary shares (including ordinary shares represented by ADSs) (x) beneficially owned by the Buyer Group, which will be cancelled without receiving any consideration, and (y) owned by holders of such ordinary shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Islands Companies Law, as amended. This represents a 23.0% premium over the closing price as quoted by Bloomberg L.P. on November 11, 2011 and a 40.6% over the 60-trading day volume weighted average price as quoted by Bloomberg L.P. on November 11, 2011, the last trading day prior to the Company’s announcement on November 14, 2011 that it had received a “going private” proposal.

The Company’s Board of Directors, acting upon the unanimous recommendation of the Independent Committee formed by the Board of Directors, approved the Merger Agreement and the merger contemplated in the Merger Agreement and resolved to recommend that the Company’s shareholders vote to approve and adopt the Merger Agreement and the merger. The Independent Committee, which is composed solely of directors unrelated to Parent, Merger Sub or any of the management members of the Company, negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The merger contemplated in the Merger Agreement, which is currently expected to close before the end of the second quarter of 2012, is subject to the approval by an affirmative vote of shareholders representing two-thirds or more of the ordinary shares present and voting in person or by proxy at a meeting of the Company’s shareholders which will be convened to consider the approval and adoption of the Merger Agreement and the merger, as well as certain other customary closing conditions. The Buyer Group has agreed to vote to approve the Merger Agreement and the merger. If completed, the merger will result in the Company becoming a privately-held company and its ADSs would no longer be listed on the NASDAQ Global Select Market.

William Blair & Company, L.L.C. is serving as financial advisor to the Independent Committee. Cleary Gottlieb Steen & Hamilton LLP is serving as United States legal advisor to the Independent Committee and Conyers Dill & Pearman is serving as Cayman Islands legal advisor to the Independent Committee. Ropes & Gray LLP is serving as United States legal advisor to the Company. Skadden, Arps, Slate, Meagher & Flom LLP is serving as United States legal advisor to the Buyer Group. McDermott Will & Emery LLP is serving as United States legal advisor to William Blair & Company, L.L.C.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the proposed merger, which will include the Merger Agreement and related documents. All parties desiring details regarding the proposed merger are urged to review these documents, which are available at the SEC’s website (http://www.sec.gov).

In connection with the proposed merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the proposed merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

China GrenTech Corporation Limited

15th Floor, Block A, Guoren Building

Keji Central 3rd Road

Hi-Tech Park, Nanshan District

Shanghai 518057, People’s Republic of China

Telephone: (86 755) 2650-3007

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed merger proceed.

About China GrenTech

GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enables telecommunications operators to expand the reach of their wireless communication networks to indoor and outdoor areas such as buildings, highways, subways, tunnels and remote regions. China GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.

Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to major global and domestic base station manufacturers. For more information, please visit www.GrenTech.com.cn.

Safe Harbor Statement

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of GrenTech to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, and other risks outlined in GrenTech’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and annual reports on Form 20-F. GrenTech undertakes no ongoing obligation, other than that imposed by law, to update these statements.